SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Exhibit 3

BRASKEM S.A.
CNPJ/MF No. 42.150.391/0001-70

OPINION FROM THE AUDIT COMMITTEE

The undersigned members of the Audit Committee of BRASKEM S.A., in the exercise of the competence set forth in article 163, item III of Law No. 6,404/76, at a meeting held on the date hereof, at 2:00 pm (two o’clock in the afternoon), after examining all documents related to the proposal of merger of shares of Quattor Participações S.A. (“Quattor”) by the Company, namely: Protocol and Justification of Merger of Shares, containing the reasons, purposes, criteria and conditions of the transaction, Financial Statements of the Companies involved, accompanied by the opinions of the respective independent auditors, and the (i) Accounting Appraisal Report of Quattor’s Net Equity, on the base date of March 31, 2010, and (ii) Economic and Financial Appraisal Report of Quattor and the Company, in order to establish the replacement ratio of the shares, concluded, unanimously, that the examined documents are in order, reason why they understand that the merger of shares and the legal consequences arising from it are a legitimate representation of the interests of the Company’s shareholders and are in compliance with the applicable legal and statutory rules and procedures, and issue a favorable opinion as to the approval of the aforementioned documents and proposal by the Extraordinary General Meeting to be called.

São Paulo/SP, May 27, 2010

Marcos Antonio Silva Menezes	Ismael Campos de Abreu
Full Member and President	Full Member

Aluizio da Rocha Coelho Neto	Manoel Mota Fonseca
Full Member	Full Member

Antonio Luiz Vianna de Souza
Full Member

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Antonio Carlos Magalhães, 3224, 20,21 e 22 andares, Caminho das Arvores, Pituba - CEP 41.820-000 São Paulo/SP –Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.